

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 20, 2016

<u>Via E-Mail</u>
Catherine A. Spackman
Treasurer and Chief Financial Officer
Central Fund of Canada Limited
Hallmark Estates, Suite 805
1323-15th Avenue S.W.
Calgary, Alberta, Canada T3C 0X8

> **Re: Central Fund of Canada Limited**
> **Form 40-F for the Fiscal Year Ended October 31, 2015**
> **Filed December 11, 2015**
> **File No. 001-09038**

Dear Ms. Spackman:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities